DRSLTR Submission / Correspondence Relating to Revised Draft Registration Statement

O’Melveny & Myers LLP Two Embarcadero Center 28th Floor San Francisco, CA 94111-3823	T: +1 415 984 8700 F: +1 415 984 8701 omm.com	File Number: 0660190-00006

July 1, 2019

Confidential

Mr. Charles Eastman
Mr. Robert S. Littlepage
Joshua Shainess, Esq.
Celeste M. Murphy, Esq.
Division of Corporation Finance
Office of Telecommunications
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. Eastman, Mr. Littlepage, Mr. Shainess and Ms. Murphy:

Aesthetic Medical International Holdings Group Limited (CIK No. 0001757143)
Response to the Staff’s Comments on the Draft Registration Statement on Form F-1
Confidentially Submitted on December 7, 2018 as Amended on May 30, 2019

On behalf of our client, Aesthetic Medical International Holdings Group Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated June 21, 2019 on the Company’s draft registration statement on Form F-1 confidentially submitted on December 7, 2018 as amended on May 30, 2019 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits via EDGAR to the Commission for confidential review.

To facilitate the Staff’s review, we have separately delivered to the Staff today five courtesy copies of the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement, and two copies of the submitted exhibits.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Century City  •  Los Angeles  •  Newport Beach  •  New York  •  San Francisco  •  Silicon Valley  •  Washington, DC

Beijing  •  Brussels  •  Hong Kong  •  London  •  Seoul  •  Shanghai  •  Singapore  •  Tokyo

Draft Registration Statement on Form F-1 Submitted on December 7, 2018 as Amended on May 30, 2019

Prospectus Summary
Our history and corporate structure, page 4

1.              You highlight that foreign investors in PRC medical institutions can only conduct investment activities through joint ventures, and that the foreign shareholding in these entities is limited to 70%. Explain why the diagram illustrating your corporate structure reflects an 87% interest in Haikou Pengai Aesthetic Medical Hospital given the foreign shareholding restrictions.

The Company respectfully advises the Staff that since the Industry Catalog for Guiding Foreign Investment (Revision 2015), or the Foreign Investment Catalog 2015, became effective in April 2015, PRC law only allows foreign investment in PRC medical institutions through joint venture entities, and the foreign shareholding in these entities is limited to 70.0%, which percentage was stipulated in the Interim Administrative Measures on Sino-Foreign Equity Medical Institutions and Sino-Foreign Cooperative Medical Institutions, or the JV Interim Measures.  Haikou Pengai Aesthetic Medical Hospital was established before the effective date of the Foreign Investment Catalogue 2015 and thus, it is not subject to such foreign shareholding restrictions.

The Company has revised its disclosure on page 7 in response to the staff’s comment.

Risk Factors

Risks relating to the ADSs and this offering

Our chief executive officer…together with his spouse…will be able to control and exert significant influence over our company…, page 43

2.              We note that you are a “controlled company” as defined under the relevant Nasdaq listing rules. Address whether you intend to rely on any exemptions to governance standards pursuant to applicable listing rules, and if so, discuss the impact to shareholders. Additionally, disclose your status as a controlled company in the prospectus summary.

The Company has revised its disclosure on the cover and pages 9 and 46 in response to the Staff’s comment.

Contractual arrangements with respect to Target Equity Interests

Equity interest pledge agreement, page 67

3.              Clarify why the process of registration has not yet been initiated with respect to the equity pledge for the interest in Guangzhou Pengai Aesthetic Medical Hospital Co., Ltd. Discuss any resulting impact to the company or shareholders.

The Company respectfully advises the Staff that Pengai Investment and other relevant parties had been under discussion and negotiation with respect to the increase of the equity interests of Guangzhou Pengai Aesthetic Medical Hospital Co., Ltd., or the Guangzhou Pengai, held by Dr. Zhou and then consolidated by the Company through Contractual Arrangements, so the process of registration had not yet been initiated with respect to the equity pledge for the 15% of equity interest in Guangzhou Pengai as the date of last filing which would not be reasonably expected to have a Material Adverse Effect on the Company’s control and consolidation of 15% of equity interests of Guangzhou Pengai.  Pengai Investment, Dr. Zhou, Guangzhou Pengai and other relevant parties have entered into a series of amended and restated Contractual Arrangements in connection to the increase of Dr. Zhou Pengwu’s shareholding in Guangzhou Pengai up to 21%.  The Company will initiate the registration process with respect to the equity pledge for the interest in Guangzhou Pengai once the registration process with respect to the increase of Dr. Zhou Pengwu’s shareholding in Guangzhou Pengai is completed.  The Company expects to complete such registration process with respect to the equity pledge for the interest in Guangzhou Pengai in around August 2019.

Financial Statements
1 General Information, page F-1

4.              We note on page 40 the restrictions on the ability of your PRC subsidiaries to pay dividends.  Please provide condensed financial statements of the registrant, pursuant to 5-04 of Regulation S-X, or advise us.  The financial statements should provide the information required by 12-04 of Regulation S-X.

The Company has revised its disclosure on pages F-85 to F-87 in response to the Staff’s comment.

2 Summary of significant accounting policies

2.3 Subsidiaries
Consolidation, page F-11

5.              Please expand your policy disclosure to disclose in detail the basis for your control over your consolidated subsidiaries.

The Company has revised its disclosure on pages F-16 to F-17 in response to the Staff’s comment.

General, page F-1

6.              Please provide updated, audited financial statements in your next amendment.

The Company advises the Staff that it has provided updated, audited financial statements for the year ended December 31, 2018.

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If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by telephone at +86 10 6563 4261 or via e-mail at kgeng@omm.com, Adam Ajlouni, by telephone at (415) 984-8926 or via email at aajlouni@omm.com, or Ricky Shin, the audit engagement partner at PricewaterhouseCoopers Zhong Tian LLP, by telephone at  +852 2289 1356  or via email at ricky.w.shin@cn.pwc.com. PricewaterhouseCoopers Zhong Tian LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Ke Geng

Enclosures

cc:  Dr. Pengwu Zhou, Chairman and Chief Executive Officer of the Company
Mr. Guanhua Wu, Chief Financial Officer of the Company
Adam Ajlouni, Esq., Counsel, O’Melveny & Myers LLP
Mr. Ricky Shin, Partner, PricewaterhouseCoopers Zhong Tian LLP
Benjamin Su, Esq., Partner, Latham & Watkins LLP